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[SIMPSON THACHER & BARTLETT LLP Letterhead]

May 9, 2011

Re:	ClubCorp Club Operations, Inc.
Registration Statement on Form S-4
Filed March 28, 2011 (File No. 333-173127)

Ms. Sonia Bednarowski
Assistant Director
Division of Corporate Finance
U.S. Securities Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Dear Ms. Bednarowski:

        On behalf of our client, ClubCorp Club Operations, Inc. (the "Company"), we are providing the following responses to the comments set forth in the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") dated April 22, 2011 (the "Comment Letter") relating to the above-referenced Registration Statement on Form S-4 of the Company and the subsidiary guarantors listed therein (together with the Company, the "Filing Persons") filed on March 28, 2011 (the "Registration Statement").

        For your convenience, we reproduced each of the Staff's comments in this letter, using italicized text, and we indicate the Company's response immediately below each of the Staff's comments. The Filing Persons have also revised the Registration Statement in response to the Staff's comments, and are filing concurrently with this letter Amendment No. 1 to the Registration Statement ("Amendment No. 1") that reflects these revisions and generally updates the information contained therein. We have sent to you via courier five marked and five clean paper copies of Amendment No. 1 for the convenience of the Staff.

        On behalf of the Company, please be advised of the following:

General

1.
We note that you are registering the offer to exchange 10% Senior Secured Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

        Response:    The Company is registering the exchange offer on the Registration Statement in reliance on the position of the Commission enunciated in Exxon Capital Holdings Corporation, available April 13, 1988 ("Exxon Capital"), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales), and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers). The Company has authorized us to include the following representations to the Staff:

  A.
  The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company's information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Company will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

  B.
  No broker-dealer has entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. The Company will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer may be deemed to be an "underwriter" within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Company will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must represent that the Outstanding Notes to be exchanged for the Exchange Notes were acquired by it as a result of market-making activities or other trading activities and must acknowledge that (i) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes, and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act, and (ii) it has not entered into any arrangement or understanding with the Company or any of the Company's affiliates to distribute the Exchange Notes.

Prospectus Summary, page 1

2.
Please remove the reference to the summary not being complete.

        Response:    The Company has deleted such reference. Please see the revised disclosure on page 1 of Amendment No. 1.

Our Company. page 1

3.
Please provide us with the basis for your belief that your clubs and facilities differentiate you from your competitors or delete the references to your competitors.

        Response:    The Company has deleted such reference. Please see the revised disclosure on page 1 of Amendment No. 1.

4.
Please revise to clarify what you mean by "desirable demographic groups" in the first paragraph of this section and "mass affluent market segment" in the second paragraph of this section.

        Response:    The Company has deleted the reference to "desirable". Please see the revised disclosure on pages 1, 42 and 69 of Amendment No. 1.

5.
Please revise to state briefly explain what you mean by "lifestyle" and clarify that it is your belief that your clubs offer a "lifestyle" on page 1 and throughout.

        Response:    The Company has deleted the reference to "lifestyle". Please see the revised disclosure on pages 1, 25, 42, 69 and 79 of Amendment No. 1.

Competitive Strengths. page 2

6.
Please balance your statement on page 2 regarding your large and stable base of memberships by adding your disclosure from page 22 that, for your fiscal year ended December 28, 2010, you experienced a 17.2% and 24.2% attrition in member count in your golf and country clubs and business, sports and alumni clubs, respectively, as consumers and businesses cut back on discretionary spending. In addition, please add your disclosure from page 69 that your membership count is at a ten-year low.

        Response:    Please see the revised disclosure on pages 2 and 72 of Amendment No. 1.

Industry Trends, page 3

7.
Please revise here and throughout to clarify your statement that the golf industry has attractive supply/demand dynamics by disclosing that the golf industry is still overcoming a supply and demand imbalance caused by a dramatic increase in the number of facilities in the 1990s and that 2010 was the fifth consecutive year in which facility closures outnumbered openings. In addition, please discuss this trend in your risk factors section or explain why this is not necessary.

        Response:    Please see the revised disclosure on pages 3, 25 and 76 of Amendment No. 1.

Market Share and Similar Information, page 5

8.
We note your disclosure on page 5 regarding confidential commissioned studies and unpublished independent sources. To the extent that a report is not available to the public for free or for a nominal fee, please provide a consent of the author of any report to be named in the registration statement under Rule 436 of the Securities Act of 1933.

        Response:    The Company advises the Staff that Amendment No. 1 does not include any information from confidential third-party commissioned studies and that the reference to such confidential third-party commissioned studies has been deleted from the disclosure on page 5 of Amendment No. 1.

9.
We note your reference to confidential third-party commissioned studies. Please explain to us how and where this information is included in this prospectus.

        Response:    The Company advises the Staff that Amendment No. 1 does not include any information from confidential third-party commissioned studies and that the reference to such confidential third-party commissioned studies has been deleted from the disclosure on page 5 of Amendment No. 1.

10.
Please revise this section to remove the implication that information contained in the prospectus may not be accurate or complete. You may not disclaim responsibility for the accuracy or completeness of the information contained in your document. As such, please revise to indicate that you believe and act as though the information is reliable.

        Response:    Please see the revised disclosure on page 5 of Amendment No. 1.

Risk Factors, page 16

11.
Please delete the second sentence in the introductory paragraph to your Risk Factors section. This section should cover all known material risks. If a risk is deemed to not be material, please do not reference it.

        Response:    The Company has deleted such reference. Please see the revised disclosure on page 16 of Amendment No. 1.

We have operations concentrated in certain geographic areas, and any, page 25

12.
Please balance any discussion regarding future expansion with disclosure that there can be no guarantee that you will be able to expand and discuss any additional financing needs and whether such financing is available.

        Response:    Please see the revised risk factors on page 25 of Amendment No. 1. With respect to the discussion of additional financing needs and whether such financing is available, please note that the Company believes these topics are adequately disclosed in the risk factors on pages 16, 17 and 30 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations page 41

Industry and Demographic Trends, page 43

13.
Please revise to clarify what you mean by your statement that the golf industry is characterized by "strong consumer appeal" on page 43.

        Response:    The Company has deleted the referenced language. Please see the revised disclosure on pages 43 and 76 of Amendment No. 1.

Liquidity and Capital Resources, page 55

Senior Secured Debt, page 56

14.
You state that, on November 30, 2010, in connection with the ClubCorp Formation, you repaid $826.9 million in principal on the long term debt facility and $105.3 million on the revolving loan facility. At that time, Citigroup forgave the remaining $342.3 million under the 2006 debt facility, which you have recorded as a gain on extinguishment of debt. We note these 2006 loans were collateralized by the majority of your owned golf and country clubs, the two full-service resorts (which were sold in connection with the ClubCorp Formation transaction), and the operations of the business, sports and alumni clubs. Please revise your disclosure to discuss the specific business reasons for this debt restructuring, as well as the related transactions, including the specific business reasons why Citigroup chose to forgive a significant portion of the secured loans rather than pursue its remedies with respect to the underlying collateral.

        Response:    Please see the revised disclosure on pages 3, 41 and 59 of Amendment No. 1. In addition, please note that Citigroup initially approached the Company to begin negotiations regarding the refinancing, and that the Company (1) was performing all of its payment obligations and had prepaid an aggregate of $211.5 million related to ClubCorp and $32.7 million related to Non-Core Entities between 2006 and November 30, 2010 (see footnote 11 on page F-21), and was not in default of its other covenants, under its then existing debt instruments at the time the 2006 Citigroup Debt Facility was refinanced in connection with the ClubCorp Formation and (2) the Company is not in a position to determine the specific internal business reasons that Citigroup evaluated when choosing to forgive a portion of the loans under the 2006 Citigroup Debt Financing in connection with such refinancing. The Company also advises the Staff that, as described under "Unaudited Pro Forma Consolidated Financial Data", the Company's pro forma interest expense would have been $88.4 million for the fiscal year ended December 28, 2010 as compared to actual interest expense of $57.2 million for such period due to higher interest rates on the new indebtedness incurred as part of the ClubCorp Formation.

15.
We further note the 2006 Citigroup debt facility was comprised of a mortgage loan, senior and junior mezzanine loans, and a revolving note. Please provide us with a detailed schedule showing, for each of the four components of the 2006 Citigroup debt facility, the amount that was repaid and the amount that was forgiven.

        Response:    Please see the table included on Annex A attached hereto which is based on Schedule 3 to the debt payoff agreement between the Company and Citigroup Global Markets Realty Corp. and Citicorp North America, Inc. dated November 9, 2010.

Business, page 66

Overview, page 66

16.
Please revise to clarify what you mean by "member-oriented philosophy" on page 66.

        Response:    Please see the revised disclosure on pages 1, 41, 69, 70 and 73 of Amendment No. 1.

Competitive Strengths, page 67

17.
Please provide us with documentation showing that none of the smaller competing companies have a policy of not assessing members additional dues to fund capital expenditure projects. Alternatively, please delete the words "which differentiates our product compared to smaller competing clubs" on page 68. Similarly, please provide us with documentation showing that no individual privately owned clubs have a network of alliances with other clubs, facilities and properties. Alternatively, please delete the first sentence in the third complete paragraph on page 68 and the words "and serves as a point of differentiation to our competitors" on page 76.

        Response:    Please see the revised disclosure on pages 1, 42, 69, 70, 71, 78, 79 and 85 of Amendment No. 1.

18.
We note your disclosure on page 70 that your members represent a highly attractive captive customer base for the goods and services delivered at your clubs and your disclosure regarding the average spend and visitation of your customers annually per membership, including dues. Please revise to disclose the average spend without dues to show the amount of goods and services paid for per visit or advise.

        Response:    The Company advises the Staff that the Company believes the information provided in the charts on page 70 adequately discloses the Company's breakdown of consolidated operating revenues from continuing operations, including from dues, food and beverage, golf and other sources of revenues. Please see the revised disclosure on page 73. The Company also advises the Staff that it does not track the amount of goods and services paid for per visit by business segment, and, as a result, it would be difficult, time consuming and unduly costly and burdensome to disclose the average spend by member-type without dues to show the amount of goods and services paid for per visit.

Industry Trends, page 73

19.
We note your disclosure regarding "positive long-term recreational, travel and tourism spending trends" on page 73. However, you do not seem to discuss such trends. Please revise here and throughout or advise.

        Response:    The Company has deleted the referenced language. Please see the revised disclosure on pages 3 and 76 of Amendment No. 1.

20.
We note your disclosure on page 73 that the golf industry is characterized by stabilizing supply and demand and that, because supply has been greater than demand, in 2010 for the fifth consecutive year, facility closures outnumbered openings. Please advise as to how this is a favorable trend given that you own and operate golf courses.

        Response:    The Company has deleted the referenced language. Please see the revised disclosure on page 76 of Amendment No. 1.

Additional products and services, page 76

21.
Please clarify what these services entail with these other listed entities.

        Response:    Please see the revised disclosure on page 79 of Amendment No. 1.

Competition, page 82

22.
Please revise to state that it is your belief that your ownership of multiple facilities provides an advantage against single clubs you may compete against in such regions. Alternatively, please delete the words "providing an advantage against single clubs we may compete against in such regions" on page 82.

        Response:    The Company has deleted the referenced language. Please see the revised disclosure on page 85 of Amendment No. 1.

Management, page 86

Board of Directors, page 88

23.
Please revise to include disclosure regarding director independence pursuant to Item 407(a) of Regulation S-K.

        Response:    Please see the revised disclosure on page 92 of Amendment No. 1.

Compensation Discussion and Analysis, page 90

24.
Please disclose the established minimum Adjusted EBITDA for 2011 bonuses or advise.

        Response:    The Company advises the Staff that the Company believes that disclosure of the current fiscal year threshold is (a) not required under Item 402 of Regulation S-K under the circumstances and (b) would expose the Company to a very real risk of suffering substantial harm to its competitive position. The Company also advises the Staff that actions regarding executive compensation that are taken after a registrant's last fiscal year end need only be disclosed where such disclosure could reasonably affect a fair understanding of an NEO's compensation for the last fiscal year (see, for example, the Commission's discussion in Section II.B.1. of the Securities Act Release No. 8732A (August. 29, 2006)). The Company advises the Staff that disclosure of the minimum Adjusted EBITDA threshold for the current fiscal year (2011) under the Company's bonus plan would not assist investors in understanding or analyzing the compensation structure and decisions reached for the Company's 2010 fiscal year, as each year's goals and strategies are determined on the basis of then-prevailing circumstances, which differ from year to year.

        In addition, the Company advises the Staff that disclosure of the current fiscal year minimum Adjusted EBITDA target would cause it to suffer competitive harm within the meaning of Rule 406 under the Securities Act of 1933 and Rule 24b-2 of the Securities Exchange Act of 1934 because this information, if disclosed during the current fiscal year, would reveal to the Company's competitors confidential aspects of the Company's current operating plan and competitive market strategy to grow its business and to maintain its leadership position in the current market for clubs and related services. Specifically, disclosure of the current year performance threshold would allow competitors to glean the Company's current operating plan, including goals and projections for membership levels and pricing strategy (both for club membership and for products and services offered at its clubs and facilities). If the Company's competitors become privy to the Company's current operating plan and competitive market strategy, the Company reasonably anticipates that its competitors would adjust their marketing, promotional and pricing strategies in a manner which would harm the Company's current and future growth and profitability, as well as its ability to maintain its market position. In short, disclosure of the current year minimum Adjusted EBITDA target would place the Company at a significant competitive disadvantage to its competitors and, in addition, would not provide investors with meaningful disclosure for assessing the compensation decisions reached during the preceding fiscal year.

        In future filings, the Company will make disclosure of all relevant and material performance goals and targets for the last applicable completed fiscal year, at which time the risk of competitive harm will be substantially reduced, since such disclosure will only enable competitors to glean historical, rather than current, strategy and performance.

Equity-Based Awards, page 93

25.
Please disclose the strategic goals you refer to on page 94 or advise.

        Response:    Please see the revised disclosure on page 97 of Amendment No. 1.

Summary Compensation Table, page 96

26.
Please advise as to how you determined that the Class B units awarded to your named executive officers as compensation in fiscal year 2010 have no value. In this regard, we note your disclosure in footnote (2) to the Summary Compensation Table on page 96 and footnote (4) on page 97 regarding the valuation of the Class B units. Please disclose assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis or advise. Refer to Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

        Response:    Please see the revised disclosure on pages 100 and F-13 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 104

27.
Please revise to include the purchase of the Class A units, including the promissory notes issued in connection with the purchase, as appropriate. Refer to Item 404(a) of Regulation S-K.

        Response:    The Company advises the Staff that the Company believes that the purchase of Class A units of Fillmore CCA Investment,  LLC ("Fillmore"), a parent company of the Company, by certain of the Company's executive officers and the entering into promissory notes in favor of Fillmore by such officers in connection with such purchase is not required to be disclosed pursuant to Item 404(a) of Regulation S-K, as such transactions do not involve any of the Company or any of its subsidiaries as a participant.

28.
Please revise to include the disclosure required by Item 404(b) of Regulation S-K. Reciprocal Arrangements, page 104.

        Response:    Please see the revised disclosure on page 107 of Amendment No. 1.

29.
Please advise as to whether the clubs listed in this section are the only ones that have reciprocal arrangements with related parties. In this regard, we note your disclosure on page 75 that you offer a network of products services and amenities through membership upgrades that provide access to your network of clubs. To the extent that you have additional reciprocal arrangements with related parties, please disclose pursuant to Item 404(a). In addition, please describe the material terms of the revenue sharing arrangements.

        Response:    Please see the revised disclosure on page 107 of Amendment No. 1. The Company advises the Staff that, out of an abundance of caution, the Company is disclosing transactions between the Company and KSL portfolio companies, as such transactions may be considered to have an indirect material interest under Item 404(a) of the Regulation S-K for the directors of the Company that are affiliated with KSL.

Other Transactions, page 104

30.
Please revise to disclose the name of the affiliates and the basis on which the person is a related person pursuant to Item 404(a).

        Response:    Please see the revised disclosure on page 107 of Amendment No. 1 and response to Comment 29 above.

The Exchange Offer, page 108

Expiration Date; Extensions; Amendments; page 110

31.
Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

        Response:    The Company confirms that the offer will expire at 5:00 p.m. on the 21st business day following commencement, and, therefore, the offer will be open for at least 20 full business days in compliance with Rule 14e-1(a). The Company further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

32.
We note your disclosure on page 110 that the exchange offer will expire at 5:00 p.m., New York City Time. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following the commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

        Response:    The Company advises the Staff that it will include in the final prospectus an expiration date that is 21 business days following the commencement of the offer.

Conditions to the Exchange Offer, page 111

33.
We note your disclosure on page 111 that you will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as possible. Please advise as to how oral notice is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

        Response:    The Company has deleted the reference to oral notice. Please see the revised disclosure on page 114 of Amendment No. 1.

Acceptance of Exchange Notes, page 113

34.
Please revise to clarify that the issuer will issue the exchange notes promptly after expiration of the exchange offer, rather than promptly after you have accepted them. See Exchange Act Rule 14e-1(c).

        Response:    Please see the revised disclosure on page 116 of Amendment No. 1.

Consolidated Financial Statements

General

35.
SAB Topic 11-E indicates that financial statements and other data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. We refer you to the order of the tables presented on pages 14 and 40, as compared to that of your consolidated financial statements on pages F-3 and F-4. Please revise.

        Response:    Please see the revised tables presented on pages 14, 40, 45, 49, 50, 51, 52, 53, 54, 55, 56 and 62 of Amendment No. 1.

Related Party Transactions

36.
Please ensure that all related party transactions are disclosed in your financial statements, as required by Rule 4-08(k) of Regulation S-X. In this regard, we note the disclosure on page 104 with respect to the annual management fee of $1 million that you pay to an affiliate of KSL.

        Response:    Please see the revised footnote 18 on page F-46 of Amendment No. 1.

37.
Also, the disclosure on page 104 indicates that an affiliate of KSL is entitled to receive a fee equal to 1% of the lenders' maximum commitments in the event of a refinancing. In this regard, it is unclear why you did not incur such a fee with respect to the refinancing that took place in connection with the ClubCorp Formation. Please explain.

        Response:    The Company advises the Staff that the financing transaction in November 2010 did not incur any fees by KSL or an affiliate of KSL. Please see the revised language on page 108 and in footnote 18 on page F-46. The Company engaged third party advisors to provide advice and counsel related to the November 2010 refinancing and incurred amounts totaling $19.1 million.

Note 3. Summary of Significant Accounting Policies, page F-9

38.
Based on the chart on page 96, we note you have issued stock awards to certain employees. Please revise your disclosure to provide your policy for accounting for stock compensation and awards. In this regard, should you determine that the sensitivity aspects of the judgments and estimates required reach the level of a critical accounting policy, disclosure should be added within your MD&A.

        Response:    Please see the revised disclosure on page F-13 of Amendment No. 1. The Company advises the Staff that, historically, there has been no expense related to these awards; however, if it becomes significant in the future, that the Company intends to add a critical accounting policy in its MD&A.

Goodwill and Other Intangibles, page F-11

39.
You state that an assessment of the recoverability of the carrying value of goodwill and other indefinite lived intangibles is made whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Please tell us whether or not you considered the transactions that occurred in connection with the ClubCorp Formation to be the type of events or changes in circumstances that indicated a need to perform an assessment of the recoverability of the carrying value of goodwill and other indefinite lived intangibles as of November 30, 2010. If such an assessment was performed, please add disclosure of the results of that assessment. If not, tell us the reasons why you believed that such an assessment was not required.

        Response:    The Company advises the Staff that it tests goodwill for impairment the first day of the fourth quarter of each reporting period. The Company advises the Staff that the results of such impairment tests as of September 8, 2010 is provided in Annex C attached hereto. The Company determined the fair values of each of its reporting units, assisted by an independent valuation firm. Based on its proximity to the ClubCorp Formation on November 30, 2010, such valuation contemplated the effects of the November 30, 2010 transaction. In addition, the Company's results of operations further improved during the fourth quarter of 2010. As a result of the factors above, when the Company reviewed its valuation process in light of the November 30, 2010 transaction, it determined that its earlier valuation remained appropriate.

Note 8. Goodwill and Other Intangibles, page F-17

40.
It appears that all of your goodwill and other intangibles arose from your acquisition by KSL in 2006. In this regard, please provide us with a summary of the allocation of purchase price with respect to that acquisition transaction. Also, please tell us specifically how the purchase price was funded.

        Response:    Please see the Company's supplemental explanation included on Annex B attached hereto.

41.
We note your disclosure indicating that, when testing for potential impairment of goodwill, you first compare the fair value of your reporting units to the recorded value of these reporting units. In this regard, please provide us with a summary of the annual comparisons of the fair value of your reporting units to their recorded values for each period since your acquisition by KSL in 2006.

        Response:    Please see the Company's supplemental explanation included in Annex C attached hereto.

Exhibit 5.1

42.
Please delete the assumption that the Indenture is a valid and legally binding obligation of the Trustee or advise.

        Response:    Simpson Thacher & Bartlett LLP advises the Staff that it believes it is appropriate and customary to assume that the Indenture is the valid and legally binding obligation of the Trustee in order to render its enforceability opinion included in Exhibit 5.1. Please note that the Trustee has filed a Form T-1 as Exhibit 25 to the Registration Statement.

43.
Please have counsel remove the statement on page three that it expresses no opinion as to the validity, legally binding effect or enforceability of Section 12.11 of the Indenture relating to the severability of provisions or explain why this is necessary.

        Response:    Please see Exhibit 5.1 to Amendment No. 1.

44.
It is unclear to us what the 5.1 opinion is expressly relying upon in each of the other legal opinions. Please advise. This may affect our review of the other opinions.

        Response:    Simpson Thacher & Bartlett LLP advises the Staff that it is relying on the opinions of local counsel contained in Exhibits 5.2 through 5.24, including the opinions relating to the authorization of the guarantees by the applicable subsidiary guarantors, in order to render its opinions contained in Exhibit 5.1 relating to the subsidiary guarantors not organized under the laws of the states of Delaware and New York.

Exhibit 5.2

45.
Refer to the second to the last paragraph of the opinion. It is inappropriate to limit the opinion to a date prior to the date of effectiveness. As the opinion must speak to the date of effectiveness, either delete this statement or file an updated opinion at effectiveness. Similarly revise Exhibits 5.3, 5.4, 5.7, 5.8, 5.9, 5.10, 5.11, 5.12, 5.14, 5.15, 5.16, 5.17, 5.20, 5.23 and 5.24.

        Response:    Please see Exhibits 5.2, 5.3, 5.4, 5.7, 5.8, 5.9, 5.10, 5.11, 5.12, 5.14, 5.15, 5.16, 5.17, 5.20, 5.23 and 5.24 to Amendment No. 1.

Exhibit 5.3

46.
Refer to the second to the last paragraph of the opinion letter. It is inappropriate for counsel to attempt to limit reliance. You may limit reliance as to subject matter legality—but not as to who can rely upon it or when. Please have counsel revise accordingly. Similarly revise exhibits 5.8, 5.9, 5.18, 5.20, 5.21, 5.23 and 5.24.

        Response:    Please see Exhibits 5.3, 5.8, 5.9, 5.18, 5.20, 5.21, 5.23 and 5.24 to Amendment No. 1.

47.
To the extent that the Exhibit 5.1 opinion is relying upon this opinion for due authorization of the notes or guarantees, please remove any assumptions regarding due authorization. See for instance paragraph 4. Similarly revise Exhibit 5.4.

        Response:    Please see Exhibits 5.3 and 5.4 to Amendment No. 1.

Exhibits 5.4, 5.5 and 5.6

48.
Please have counsel remove assumption (vi) of each opinion as it is inappropriate for counsel to make this assumption when counsel's client is a party to the agreement.

        Response:    Please see Exhibits 5.4, 5.5 and 5.6 to Amendment No. 1.

Exhibit 5.7

49.
Please have counsel remove assumption (vii) or explain why it is necessary.

        Response:    Please see Exhibit 5.7 to Amendment No. 1.

50.
Please have counsel revise assumptions (ix), (x), (xi), (xii), (xiii) and (xiv) to limit these assumptions to persons other than the Guarantors. In addition, please have counsel further revise assumption (xi) to remove the statement that there are no other understandings, agreements, documents or instruments that have a material effect on the opinions as it is inappropriate for counsel to make this assumption when counsel's client is a party to the agreements.

        Response:    Please see Exhibit 5.7 to Amendment No. 1.

51.
Please have counsel revise 4(b) on page three to remove the words "based solely on our review of the factual matters set forth in the Indenture and our general familiarity with laws, rules and regulations of general application which in our experience are commonly applicable in the State to transactions of the nature contemplated by the Indenture." Counsel may look at any documents necessary to render its opinion. It is inappropriate to limit its opinion "solely" to specific documents. In addition, it is inappropriate for counsel to limit its opinion to the laws of Michigan that are commonly applicable to the transaction contemplated by the Indenture. Rather, counsel must provide a legal opinion based upon all applicable Michigan laws. Please have counsel revise accordingly.

        Response:    Please see Exhibit 5.7 to Amendment No. 1.

52.
Refer to opinion 4(c) on page three. It is unclear what prevents counsel from delivering an unqualified opinion here. Please remove or advise.

        Response:    Please see Exhibit 5.7 to Amendment No. 1.

Exhibit 5.8

53.
Please have counsel remove the assumptions in the sentence that begins at the bottom of page two and carries over to page three as it is inappropriate to make these assumptions about counsel's own client and it is inappropriate for counsel to assume that the terms and conditions of an agreement to which its client is a party have not been amended, modified or supplemented by any other agreement or understanding of the parties.

        Response:    Please see Exhibit 5.8 to Amendment No. 1.

54.
Counsel may review any documents it believes are necessary to render an opinion. Accordingly, please have counsel remove qualification (1) on page three. Alternatively, please have counsel revise to remove the "solely" in qualification (1) and revise the qualification to clarify that it has examined all other documents as necessary to render its opinion.

        Response:    Please see Exhibit 5.8 to Amendment No. 1.

Exhibit 5.9

55.
Please have counsel remove the second to the last paragraph on page two as it is inappropriate for counsel to make this assumption when counsel's client is a party to the agreements.

        Response:    Please see Exhibit 5.9 to Amendment No. 1.

56.
We do not understand the need for the first sentence on page three, as there are no knowledge qualifiers contained in the opinion.

        Response:    Please see Exhibit 5.9 to Amendment No. 1.

57.
Refer to opinion 7(b) on page four, qualification 6 on page four and qualification 7 on page five. It is inappropriate for counsel to limit its opinion to laws, rules and regulations that are normally applicable to the transactions contemplated in the transaction documents. Rather, counsel must provide a legal opinion based upon all applicable Arizona laws. Please have counsel revise accordingly.

        Response:    Please see Exhibit 5.9 to Amendment No. 1.

Exhibit 5.10

58.
Please have counsel revise opinion 6(c) on page two to remove the "to our knowledge" qualifier and the "identified to us by any Guarantor" qualifier or explain why such qualifiers are necessary.

        Response:    The Company advises the Staff that such qualifier is appropriate and customary as the Guarantors, and not such counsel, are in the best position to identify any orders issued by courts or governmental bodies that may affect such Guarantors entering into the Guarantees.

59.
Please remove qualification (i) on page two as it is inappropriate for counsel to make this assumption when counsel's client is a party to the agreements.

        Response:    Please see Exhibit 5.10 to Amendment No. 1.

60.
Counsel may review any documents it believes are necessary to render an opinion. Accordingly, please have counsel remove qualification (ii) on page two. Alternatively, please remove the words "based solely," and revise the qualification to clarify that counsel has examined all other documents as necessary to render its opinion. In addition, please remove the assumption in this qualification that nothing has occurred to terminate the good standing certificate since the date thereof as it is inappropriate for counsel to make this assumption regarding its own client.

        Response:    Please see Exhibit 5.10 to Amendment No. 1.

61.
Refer to qualification (v) on page three as it is inappropriate to limit the opinion to those laws, rules, regulations and requirements of law that are likely to have application to the transaction. Rather, counsel must provide a legal opinion based upon all applicable Florida laws. Please have counsel revise accordingly.

        Response:    Please see Exhibit 5.10 to Amendment No. 1.

Exhibit 5.11

62.
Refer to the last sentence in the second paragraph on page one. Counsel may not assume that none of the authorizing resolutions and consents of its own client have been modified, revoked, withdrawn or otherwise legally impacted. Please have counsel revise accordingly.

        Response:    Please see Exhibit 5.11 to Amendment No. 1.

63.
Please have counsel revise opinion 5(c) on page two to remove the "to our knowledge" qualifier and the "identified to us by any Guarantor" qualifier or explain why such qualifiers are necessary.

        Response:    The Company advises the Staff that such qualifier is appropriate and customary as the Guarantors, and not such counsel, are in the best position to identify any orders issued by courts or governmental bodies that may affect such Guarantors entering into the Guarantees.

64.
Please have counsel revise the third paragraph from the bottom on page two as it is inappropriate for counsel to make this assumption when its client is a party to the agreements.

        Response:    Please see Exhibit 5.11 to Amendment No. 1.

65.
Please have counsel revise the second to the last paragraph on page two to remove the words "based solely on" and to clarify that it has examined all documents necessary to render its opinion. Alternatively, please have counsel remove this assumption. In addition, please have counsel remove the assumption regarding its client's good standing as this is an inappropriate assumption to make regarding its own client.

        Response:    Please see Exhibit 5.11 to Amendment No. 1.

66.
Refer to the second sentence in the second to the last paragraph on page three. It is inappropriate for counsel to limit its opinion to laws that in its experience are likely to have an application to the transactions. Rather, counsel must provide a legal opinion based upon all applicable Georgia laws. Please have counsel revise accordingly.

        Response:    Please see Exhibit 5.11 to Amendment No. 1.

Exhibit 5.12

67.
Counsel may examine such documents as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Please have counsel revise the second paragraph on page one accordingly.

        Response:    Please see Exhibit 5.12 to Amendment No. 1.

68.
Please have counsel revise opinion 5(c) on page two to remove the "to our knowledge" qualifier and the "identified to us by any Guarantor" qualifier or explain why such qualifiers are necessary.

        Response:    The Company advises the Staff that such qualifier is appropriate and customary as the Guarantors, and not such counsel, are in the best position to identify any orders issued by courts or governmental bodies that may affect such Guarantors entering into the Guarantees.

69.
Please have counsel remove assumption (i) on page two as it is inappropriate to make such an assumption when counsel's own client is a party to the agreements.

        Response:    Please see Exhibit 5.12 to Amendment No. 1.

70.
Please have counsel revise assumption (ii) on page two to remove the words "based solely on" and to clarify that it has examined all documents necessary to render its opinion. Alternatively, please have counsel remove this assumption. In addition, please have counsel remove the assumption regarding its client's good standing as this is an inappropriate assumption to make regarding its own client.

        Response:    Please see Exhibit 5.12 to Amendment No. 1.

71.
Refer to assumption (v) on page three. It is inappropriate for counsel to limit its opinion to laws that in its experience are likely to have an application to the transactions. Rather, counsel must provide a legal opinion based upon all applicable Massachusetts laws. Please have counsel revise accordingly.

        Response:    Please see Exhibit 5.12 Amendment No. 1.

Exhibits 5.13, 5.14 and 5.15

72.
Counsel may examine such documents as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Please have counsel revise the second paragraph on page one of each opinion letter accordingly.

        Response:    Please see Exhibits 5.13, 5.14 and 5.15 Amendment No. 1.

73.
Please have counsel revise opinion 5(c) on page two of each opinion letter to remove the "to our knowledge" qualifier and the "identified to us by any Guarantor" qualifier or explain why such qualifiers are necessary.

        Response:    The Company advises the Staff that such qualifier is necessary and appropriate as the Guarantors, and not such counsel, are in the best position to identify any orders issued by courts or governmental bodies that may affect such Guarantors entering into the Guarantees.

74.
Please have counsel remove assumption (i) on page two of each opinion letter as it is inappropriate to make this assumption when counsel's own client is a party to the agreement.

        Response:    Please see Exhibits 5.13, 5.14 and 5.15 to Amendment No. 1.

75.
Please have counsel revise assumption (ii) on page two of each opinion letter to remove the words "based solely on" and to clarify that it has examined all documents necessary to render its opinion. Alternatively, please have counsel remove this assumption. In addition, please have counsel remove the assumption regarding its client's good standing as this is an inappropriate assumption to make regarding its own client.

        Response:    Please see Exhibits 5.13, 5.14 and 5.15 to Amendment No. 1.

76.
Refer to assumption (v) on page three of each opinion letter. It is inappropriate for counsel to limit its opinion to laws that in its experience are likely to have an application to the transactions. Rather, counsel must provide a legal opinion based upon all applicable state laws. Please have counsel revise each opinion accordingly.

        Response:    Please see Exhibits 5.13, 5.14 and 5.15 to Amendment No. 1.

Exhibits 5.16 and 5.17

77.
Please have counsel remove the third and fourth sentences from the first full paragraph on page two of each opinion letter as it is inappropriate to make these assumptions regarding counsel's own client.

        Response:    Please see Exhibits 5.16 and 5.17 to Amendment No. 1.

78.
Please have counsel remove the "identified to us by the Guarantor" qualifier from opinion 4 on page two of each opinion letter or explain why this is necessary.

        Response:    The Company advises the Staff that such qualifier is necessary and appropriate as the Guarantors, and not such counsel, are in the best position to identify any orders issued by courts or governmental bodies that may affect such Guarantors entering into the Guarantees.

79.
Counsel may examine such documents as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Please have counsel revise additional qualification (a) on page three of each opinion letter accordingly. In addition, please have counsel delete the words "contents of any agreement or instruments to which the Guarantor is a party or to which Guarantor is subject which we have not examined" in each opinion letter as counsel may examine any document necessary to render its opinion and it is inappropriate to make this assumption regarding counsel's own client.

        Response:    Please see Exhibits 5.16 and 5.17 to Amendment No. 1.

Exhibit 5.18

80.
Counsel may examine such documents as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Please have counsel revise the Materials Examined section beginning on page one accordingly.

        Response:    Please see Exhibit 5.18 to Amendment No. 1.

81.
Please have counsel remove assumption (b) as it is inappropriate to make this assumption when counsel's client is a party to the agreements.

        Response:    Please see Exhibit 5.18 to Amendment No. 1.

82.
Please have counsel revise assumptions (c) and (d) on page two to clarify that counsel is assuming the accuracy of the specified documents as to factual matters. In addition, it is inappropriate to limit the opinion to a date prior to the date of effectiveness. Please have counsel revise assumptions (c) and (d) on page two and limitation C on page four accordingly. Finally, please have counsel remove the last sentence in assumption (d) on page two as it is inappropriate for counsel to make this assumption regarding its own client.

        Response:    Please see Exhibit 5.18 to Amendment No. 1.

83.
Please have counsel remove paragraphs (e), (f), (g) and (h) as these assumptions are inappropriate for counsel to make regarding its own client.

        Response:    Please see Exhibit 5.18 to Amendment No. 1.

84.
Please have counsel revise opinion 5(c) as counsel may examine such matters as it sees fit to render a clean opinion and may not attempt to limit these matters. Please have counsel revise the parenthetical statement in opinion 5(c) accordingly. In addition, please remove the "to our knowledge" qualifier or explain why this is necessary.

        Response:    The Company advises the Staff that such qualifier is necessary and appropriate as the Guarantors, and not such counsel, are in the best position to identify any orders issued by courts or governmental bodies that may affect such Guarantors entering into the Guarantees.

Exhibit 5.19

85.
Refer to opinion 4(c). Counsel may examine such matters as it sees fit to render a clean opinion and may not attempt to limit these matters. Please have counsel revise the parenthetical statement in opinion 4(c) accordingly. In addition, please remove the "to our knowledge" qualifier or explain why this is necessary.

        Response:    The Company advises the Staff that such qualifier is necessary and appropriate as the Guarantors, and not such counsel, are in the best position to identify any orders issued by courts or governmental bodies that may affect such Guarantors entering into the Guarantees.

Exhibit 5.20

86.
Please have counsel remove assumptions B-3 and B-4 on page two as it is inappropriate for counsel to make such assumptions about its own client.

        Response:    Please see Exhibit 5.20 to Amendment No. 1.

87.
Please have counsel revise C-3 and C-4 to define the term "Note Guarantee" and clarify that the Relevant Guarantors had the corporate power to execute and deliver the guarantees, that they have taken all corporate action necessary to authorize the execution and delivery of the guarantees and that they have duly executed and delivered the guarantees.

        Response:    Please see Exhibit 5.20 to Amendment No. 1.

Exhibit 5.21

88.
Please have counsel remove assumptions (d) and (f) on page two as it is inappropriate to make this assumption when counsel's own client is a party to the agreements.

        Response:    Please see Exhibit 5.21 to Amendment No. 1.

89.
Please have counsel revise opinion 4(b) on page three to remove the actual knowledge qualification or explain why this qualification is necessary.

        Response:    The Company advises the Staff that such qualifier is necessary and appropriate as the Guarantors, and not such counsel, are in the best position to identify any orders issued by courts or governmental bodies that may affect such Guarantors entering into the Guarantees.

90.
Counsel may examine such documents as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Please have counsel revise assumption 2 on page three accordingly.

        Response:    Please see Exhibit 5.21 to Amendment No. 1.

Exhibit 5.22

91.
Refer to opinion 4(b). Counsel may examine such matters as it sees fit to render a clean opinion and may not attempt to limit these matters. Please have counsel revise opinion 4(b) accordingly.

        Response:    Please see Exhibit 5.22 to Amendment No. 1.

Exhibit 5.23

92.
Please have counsel revise assumptions (h) and (i) as it is inappropriate to make this assumption when counsel's client is a party to such agreements.

        Response:    Please see Exhibit 5.23 to Amendment No. 1.

93.
Please remove the "to our knowledge" qualifiers on page three.

        Response:    The Company advises the Staff that such qualifier is necessary and appropriate as the Guarantors, and not such counsel, are in the best position to identify any orders issued by courts or governmental bodies that may affect such Guarantors entering into the Guarantees.

Exhibit 5.24

94.
Please have counsel remove the lists of Organizational Documents and revise the third paragraph on page seven. Counsel may examine such documents as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Alternatively, please revise throughout to clarify that counsel has examined all documents necessary to render its opinion. In addition, please remove your assumptions regarding Organizational Documents on page two as it is inappropriate to make these assumptions regarding counsel's own clients.

        Response:    Please see Exhibit 5.24 to Amendment No. 1.

* * * *

        We hope that the foregoing has been responsive to the Staff's comments. Please contact William B. Brentani at (650) 251-5110 with any questions regarding the foregoing.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP
cc:
Kristin Shifflet
David Humphrey
Susan Block
        Securities and Exchange Commission

Curtis McClellan
        ClubCorp Club Operations, Inc.

 ANNEX A

Payoff Amount

Loans	Outstanding Principal Amount (balances as of November 9, 2010)	Dollar Equivalent Purchase Price	Payoff Consideration
Mortgage Loan	612,905,980.99	$100.000	612,905,980.99
Senior Mezz Loan	141,447,348.26	$100.000	141,447,348.26
Revolving Loan	105,305,000.00	$100.000	105,305,000.00
Junior Mezz E Loan	50,421,696.27	$100.000	50,421,696.27
Junior Mezz D Loan	74,498,689.81	$49.401	36,803,060.38
Junior Mezz C Loan	154,957,274.81	$49.401	76,550,365.60
Junior Mezz B Loan	297,994,759.24	$49.401	147,212,241.53
Junior Mezz A Loan	148,997,379.62	$49.401	73,606,120.77

Total	$1,586,528,129	$78.426	$1,244,251,813.80

 ANNEX B

        KSL acquired 100% of the outstanding common stock of ClubCorp, Inc. ("CCI") for consideration of approximately $1.6 billion on December 26, 2006. The merger was financed with a combination of debt and equity. In order to fund the transaction, Fillmore contributed $267.0 million in equity directly to ClubCorp and affiliates of KSL contributed $30.0 million for their minority interest in the Barton Creek and Homestead resorts (the "BC&H Resorts"). Effective December 26, 2006, CCI entered into a debt facility with Citigroup Global Markets Realty Corp. for $1.4 billion which included a $100.0 million revolving loan facility. The debt facility was comprised of a mortgage loan collateralized by the assets of the majority of the owned golf and country clubs and the BC&H Resorts, a senior mezzanine loan collateralized by the operations of the business, sports and alumni and the golf and country clubs' leasehold interests and other assets and a junior mezzanine loan collateralized by subordinated interests in all assets. In order to fund the transaction, CCI borrowed $35.0 million on the revolving loan facility at closing.

        CCI accounted for the merger transaction in accordance with ASC Topic 805 "Business Combinations" under which, all assets and liabilities were recorded at their fair value as of the date of the merger. CCI engaged an independent third party appraiser to assist with valuation of the major tangible and intangible assets acquired. The table below summarizes the fair values assigned to assets and liabilities (dollars in thousands):

Current Assets	$320,992
PP&E	1,506,661
Goodwill	279,947
Other Long-term assets	108,840
Intangible assets	207,580

Total assets acquired	2,424,020
Current liabilities	219,596
Deferred tax liability	342,392
Other long-term liabilities	262,081

Total liabilities assumed	824,069
Net assets acquired	$1,599,951

 ANNEX C

	Golf and Country Clubs	Business, Sports and Alumni Clubs	Resorts	Total
	(in thousands)
2007
Carrying Value	$1,088,796	$201,856	$268,702	$1,559,354
Fair Value	1,301,000	309,000	384,000	1,994,000

Excess of Fair Value over Carrying Value	$212,204	$107,144	$115,298	$434,646

2008
Carrying Value	$973,317	$160,987	$235,993	$1,370,297
Fair Value	1,199,800	219,900	304,700	1,724,400

Excess of Fair Value over Carrying Value	$226,483	$58,913	$68,707	$354,103

2009
Carrying Value	$1,037,468	$164,223	$232,368	$1,434,058
Fair Value	1,264,800	218,900	317,500	1,801,200

Excess of Fair Value over Carrying Value	$227,332	$54,677	$85,132	$367,142

2010
Carrying Value	$898,799	$97,677	$227,235	$1,223,711
Fair Value	1,020,000	140,000	231,300	1,391,300

Excess of Fair Value over Carrying Value	$121,201	$42,323	$4,065	$167,589

QuickLinks

  ANNEX A
Payoff Amount
  ANNEX B
  ANNEX C